United States
                       Securities and Exchange Commission
                                   Form 12b-25

                                                          SEC File No. 000-26362
                                                          CUSIP  000760Q201

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K and Form 10-KSB; ___ Form 20-F;
              ___ Form 11-K; ___ Form 10-Q and Form 10-QSB; ___ Form N-SAR


                      For Period Ended: September 30, 2004

                    _ Transition report on Form 10-K
                    _ Transition Report on Form 20-F
                    _ Transition Report on Form 11-K
                    _ Transition Report on Form 10-Q
                    _ Transition Report on Form N-SAR

                    For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                          Advanced Nutraceuticals, Inc.
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Full Name of Registrant

                                       N/A
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Former Name if Applicable

                       106 South University Blvd., Unit 14
                                Denver, CO 80209
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


  ___          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b)  The subject annual report, semi-annual report, transition
   X report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

 ___           (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of delays in processing certain accounting documents, the Registrant's Report on Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jeffrey G. McGonegal           (303)                   722-4008
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  (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Advanced Nutraceuticals, Inc. expects to report on the subject report net income of approximately $2.3 million ($0.46 per share) for its fiscal year ended September 30, 2004, as compared to a net loss of $3.8 ($.77 per share) for the year ended September 30, 2003. Income from continuing operations is expected to report net income of $3.5 million after a $762,000 deferred income tax benefit for the 2004 year as compared to net income from continuing operations of $1.9 million for the 2003 year. The 2004 results are expected to include the presentation of the operations of the Company's ANI Pharmaceutical, Inc. segment as a discontinued operation. The discontinued operations are expected to report a net loss of $1.2 million ($.24 per share), after a $663,000 deferred income tax benefit for the 2004, year, as compared to a net loss of $5.8 million ($1.16 per share) for the 2003 year.

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                          Advanced Nutraceuticals, Inc.
                          -----------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  December 29, 2004   By: /s/ Jeffrey G. McGonegal
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                            Jeffrey G. McGonegal, Senior Vice President
                            - Finance and Chief Financial Officer